

May 22, 2014

Via E-mail
Wilbur L. Ross
Chief Executive Officer
WL Ross Holding Corp.
1166 Avenue of the Americas
New York, NY 10036

> **Re:** **WL Ross Holding Corp.**
> **Registration Statement on Form S-1**
> **Filed May 9, 2014**
> **File No. 333-195854**

Dear Mr. Ross:

We have reviewed your registration statement and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 57

1. We note your response to our prior comment 11. Please clarify here as you have on page 23 that the option to convert the loans into warrants exists for potential loans from your sponsor or an affiliate of your sponsor as well as your officers and directors and that the terms of these potential loans from your sponsor or an affiliate of your sponsor as well as your officers and directors have not yet been determined.

Dilution, page 62

2. We note from your disclosure on page 62 that the denominator calculation in the pro forma net tangible book value per share begins with 11,500,000 shares of common stock outstanding prior to this offering and is reduced by 1,500,000 shares forfeited if over-allotment is not exercised. Please revise to explain why this amount is not consistent with the 14,375,000 shares outstanding reflected in the balance sheet as of March 31,

2014. Also, it appears that the number of shares forfeited of 1,500,000 is not consistent with the amount in footnote (1) on the same page, of 4,375,000. Please revise accordingly.   In this regard, you state on page 9 that 2,875,000 founder shares will be immediately forfeited by your sponsor prior to the pricing of your offering and 1,500,000 founder shares will be subject to forfeiture if the sponsor does not exercise the overallotment option. We believe these disclosures should be included in the Dilution section. Similarly, please make the same revision to the amount of forfeited founders shares disclosed in footnote (1) to the Capitalization table on page 64.

Capitalization, page 64

3. We note you have revised your introductory paragraph to disclose that the following table sets forth your capitalization at March 31, 2014, and as adjusted to give effect to the filing of your amended and restated certificate of incorporation, the sale of 14,375,000 founder shares to your initial stockholder for $25,000, the sale of your 40,000,000 units in this offering for $400,000,000 and the sale of 20,000,000 private placement warrants for $10,000,000 and the application of the estimated net proceeds of $386,000,000 derived from the sale of such securities. In light of the fact that the "as adjusted" column does not adjust the "actual" column to reflect the initial sale of 14,375,000 founder shares, please revise to remove the reference to the sale of founder shares, as these shares are included in the actual column as well.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Gregg A. Noel, Esq.